Writer's Direct Number	Writer's E-mail Address
(212) 756-2524	michael.littenberg@srz.com

March 10, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Mr. Gary Todd

Re:	Ames True Temper, Inc. Form 10-K for the fiscal year ended October 1, 2005 Filed December 22, 2005 File No. 333-118086

Dear Mr. Todd:

On behalf of Ames True Temper, Inc. (the ‘‘Company’’), we have set forth below the responses of the Company to the comment letter of the staff (the ‘‘Staff’’) of the Securities and Exchange Commission (the ‘‘Commission’’) dated February 7, 2006 (the ‘‘Comment Letter’’) with respect to the above-referenced Form 10-K of the Company. For your convenience, the Company has set forth below the Staff's comments, in italics, followed by the Company's responses thereto.

Note 2. Significant Accounting Policies, page 39

Revenue and Cost Recognition, page 41

1.	Please reference your disclosure on page 29 that you have customer incentive programs such as discounts and co-op advertising. Explain to us the specific incentive programs that you offer to your customers and discuss the classification of and accounting for these sales incentives. Tell us how these incentives are estimated at the time of shipment and show us that your accounting conforms to GAAP. Refer as necessary to EITF 01-9. Please also expand future filings to provide more detail about these programs and the underlying accounting.

The Company offers volume based discounts and co-op advertising programs to certain of its customers. These discounts are estimated and accrued for at the time of sale to the customer based on expected annual rates at established volume thresholds. The adequacy of the accruals is re-assessed quarterly, monitoring the customer’s progress toward earning any applicable volume rebate. Discounts provided to customers are recorded as a reduction of sales, while expenses associated with co-op advertising are recorded as part of selling, general and administrative expenses in accordance with paragraph 9 of EITF 01-9. The Company recognizes the volume discounts as a reduction of revenue based on a ‘‘systematic and rational allocation of the cost of honoring rebates or refunds earned and claimed to each of the underlying revenue transactions that result in progress by the customer toward earning the rebate or refund’’ discussed in paragraph 30 of EITF 01-9, by recording the ‘‘cost’’ based on an expected percentage rebate off sales for the full program year. The Company will expand the disclosures as a separate accounting policy in Footnote 2 to include the nature and accounting for volume discounts and co-op advertising, incorporating the items discussed above.

2.	Tell us whether you permit returns for other than normal warranty matters. If so, tell us how you estimate such returns and show us that your accounting is appropriate under SFAS 48.

The Company does not generally allow customer returns for other than normal warranty matters. In certain circumstances, the Company will accept returns from a customer. Based on previous history and expected future occurrences, the Company estimates and accrues for returns in accordance with paragraphs 6-8 of SFAS 48. The Company’s sales qualify under the six conditions under paragraph 6 of SFAS 48. Additionally, the amount of returns has historically been less than 2% of net sales.

Stock-Based Compensation, page 43

3.	Please describe to us and expand future filings to clarify the nature of a ‘‘Class B management incentive unit.’’ Please also clarify how you applied the requirements of APB 25 in determining that no compensation should be recorded, including detail about how you measured fair value for purposes of that determination.

Select management members of the Company are eligible to receive management incentive units of CHATT Holdings LLC (‘‘CHATT’’). These units are Class B units of CHATT and were purchased by eligible management members at the date of acquisition (or upon promotion or hire to certain management positions) and vest upon the three criteria outlined in Note 2 to the financial statements. At October 1, 2005, the only units that have vested are the time vested portion of the units. The value of these units was zero at October 1, 2005, based on a discounted cash flow model and supported by a valuation performed by an independent third-party valuation firm. Accordingly, no expense was recorded.

Note 4. Restructuring and Purchase Accounting, page 45

4.	With respect to restructuring reserves, please make more detailed and specific disclosure about the nature, timing and extent of the underlying plans. Also disclose why you adjusted the pension asset by $6.8 million and disclose the underlying reasons for the adjustments to plan reserves. Clarify how you accounted for the revisions. Please apply in future filings.

At the date of the acquisition on June 28, 2004, the Company recorded a reserve of $4.8 million associated with certain plant closures and reductions in workforce as part of a plant consolidation plan. Additionally, the Company recorded a reserve of $4.8 million related to a change in the business strategy for the garden hose product line, recording a liability for a minimum purchase commitment for a component that would no longer be used in the manufacturing of garden hose products marketed by the Company in the U.S. The Company appropriately met the conditions as outlined in EITF 95-3 to record such charges as liabilities in a purchase accounting combination. These plans were executed beginning in the fourth quarter of fiscal 2004 and are expected to be completed in fiscal 2008, when certain contracts expire. As the Company obtained additional information and refined the plans during fiscal 2005, adjustments were made to the restructuring reserves. The Company executed the previously approved plan to close the Parkersburg, WV plant in the fourth quarter of fiscal 2005 and refined the estimated costs associated with this closure, which included severance packages, shutdown costs, etc. All adjustments to these reserves adjusted the goodwill balance recorded, resulting in no adjustments to income or loss in the Consolidated Statement of Operations. In accordance with EITF 95-3, any reductions of these plans made after the one year period from the date of acquisition resulted in a decrease to goodwill. The $6.8 million decrease to the beginning balance of the pension asset was recorded as a curtailment to the Company’s pension plan in conjunction with the planned closures of certain manufacturing facilities. The Company will provide a more detailed disclosure in future filings.

Note 8. Goodwill and Other Intangibles, page 49

5.	We note that you recognized an expense of $111.9 million for the impairment of goodwill during fiscal year 2005. With respect to that charge, please respond to the following.

a.	Provide us a description of the facts and circumstances leading to the impairment. Please specifically address the circumstances that changed from June 2004, when the goodwill was initially recorded, including timing. The response should address the underlying business reasons for the impairment and should specifically address the business and operational conditions that did not turn out as expected when the goodwill was initially recorded.

b.	Describe the method of determining the fair value of the associated reporting unit. We see the general disclosure in financial statement footnote 2 (page 41); however, the response should describe the specific methods and assumptions used in determining the material amount of impairment recorded in 2005.

Your response to this comment should be detailed and specific. That response should clearly lay out the facts and circumstances leading to the charge and the methods and assumptions that underlie your measurement. Future filings should present more detailed and specific disclosure under paragraph 47 of SFAS 142. Please provide us a sample of your proposed future disclosure.

a.	During the fourth quarter of fiscal 2005, the Company recorded an impairment of goodwill of $119.8 million. From June 28, 2004 to October 1, 2005, the Company experienced extraordinary volatility in commodity prices, specifically steel and resins. These commodities are the key inputs in the products the Company manufactures and markets. During the end of fiscal 2004 and throughout fiscal 2005, the Company passed certain price increases to its customers, which significantly lagged cost increases and were insufficient to cover the cost increases. The result was downward pressure on gross margins, earnings and cash flow, while the purchase price of the business assumed consistent commodity pricing and increased earnings and cash flow. As a result of increased commodity costs, the Company experienced a gradual decline in expected results through the year, which culminated in a significant reduction of earnings guidance toward the end of the fourth quarter of fiscal 2005. Based on the trend of commodity costs, the earnings forecasts for future years were revised, resulting in the aforementioned impairment.

b.	In accordance with SFAS 142, the Company performed an impairment test of its goodwill and indefinite-lived intangible assets at year end, utilizing a two-step process. In the first step, the fair value of the Company’s single reporting unit was compared with the carrying value of the net assets of the consolidated reporting unit, including goodwill. The estimated fair value of the reporting unit was determined on the basis of discounted future cash flows. In the second step, the implied fair value of the reporting unit’s goodwill was determined by allocating the consolidated reporting unit’s fair value to its assets and liabilities, other than goodwill, in a manner similar to a purchase price allocation. The implied fair value of goodwill is the difference between the reporting unit’s fair value and the fair value of the reporting unit’s recognized and unrecognized assets, excluding goodwill, and its liabilities.

In performing the calculations noted above, the Company was required to make certain assumptions. The Company selected estimates of revenue growth and anticipated cost reductions based on trends as well as certain commodity contracts that were in place at the time of the analysis. Additionally, the Company used a discount rate that was a hybrid of 1) companies that operated in stable, low-risk forecast, industry leader, limited competition environments and 2) companies that operated in a more competitive industry with more variability in the future income stream and some new products and technology environments.

In future filings, the Company will present the following disclosure in Footnote 2 under the caption ‘‘Goodwill and Other Intangible Assets’’ in accordance with paragraph 47 of SFAS 142:

‘‘During fiscal 2005, the Company performed the required impairment tests of goodwill and other intangibles assets using a discounted cash flow analysis. The analysis included the decreased profitability as result of increased commodity prices, which caused financial results to differ materially from the expected results at the time of the purchase of the Company in June 2004. This resulted in goodwill impairment of $119,753.’’

6.	In light of the significant goodwill impairment, describe to us the details about how you assessed the recoverability of the trade name. Specifically address methods and assumptions, including any assumptions that are different from those used in assessing the recoverability of goodwill. Your response should demonstrate that the trade name asset is not similarly impaired.

At the end of fiscal 2005, the Company, in conjunction with the impairment testing of goodwill, performed impairment testing of the trade names. The Company used an income based model that was developed by a third party valuation firm. The model developed a value for the six Company-owned brands under which products are marketed. As of the date of acquisition in June 2004, the Company, in conjunction with an independent third party valuation firm, developed royalty rates, the periods of economic contribution, estimated future revenue streams and the appropriate rate to discount royalty savings. The Company updated and reassessed the assumptions based on current known or expected factors such as projected revenues and royalty rates, ensuring periods of economic contribution and discount rate were comparable to those used in the goodwill impairment test. Based on the impairment testing performed, there was no impairment to trade names.

Note 10, Debt Arrangements, page 52

7.	With respect to your Senior Subordinated and Senior Floating Rate Notes, please describe your consideration of the disclosure provisions of SX Rule 3-10.

Rule 3-10(c) provides that when ‘‘an operating subsidiary issues securities and its parent company guarantees those securities, the registration statement, parent company annual report, or parent company quarterly report need not include financial statements of the issuer if: (1) The issuer is 100% owned by the parent company guarantor; (2) The guarantee is full and unconditional; (3) No other subsidiary of the parent company guarantees the securities; and (4) The parent company's financial statements ... include, in a footnote, condensed consolidating financial information’’. Notwithstanding this fourth requirement, Note 1 to Rule 3-10(c) provides that ‘‘instead of the condensed consolidating financial information required by [Rule 3-10(c)(4)], the parent company's financial statements may include a footnote stating, if true, that the parent company has no independent assets or operations, the guarantee is full and unconditional, and any subsidiaries of the parent company other than the Company and its subsidiaries are minor.

Section (c) of Rule 3-10 of Regulation S-X applies to the Company since Ames True Temper, Inc. is an operating subsidiary of ATT Holding Co. and ATT Holding Co. guarantees the securities.

The Company has satisfied all requirements of Rule 3-10(c) as follows:

(1) As disclosed in Footnote 1 on page 39, Ames True Temper, Inc. is 100%-owned by the Guarantor.

(2) As disclosed in Footnote 1 on page 39, the Guarantor's guarantee of the Senior Subordinated Notes and the Senior Floating Rate Notes (collectively, the ‘‘Notes’’) is full and unconditional.

(3) The Guarantor is the only guarantor of the Notes.

(4) Pursuant to Note 1, the Guarantor's financial statements are not required to include condensed consolidating financial information, since (i) the Guarantor has no independent assets or operations, as defined in Rule 3-10(h)(6), (ii) the guarantee is full and unconditional, and (iii) all of the Guarantor's subsidiaries, other than the Company and its subsidiaries, are minor and have no independent assets or operations. The disclosure required by Note 1 is included in Footnote 1 on page 39.

* * *

The Company acknowledges that:

•	the action of the Commission or the Staff, acting pursuant to delegated authority, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Eric Aumen at (717) 730-2933 with any questions or comments regarding any of the foregoing.

Very truly yours,
/s/ Michael R. Littenberg Michael R. Littenberg

cc:	Kristin Lochhead, Securities and Exchange Commission

David Nuti, Ames True Temper, Inc. Troy Bryce, Ames True Temper, Inc. Eric Aumen, Ames True Temper, Inc. Alan Lilholt, Ernst & Young LLP